Jetoptera Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the year ended December 31, 2024 and December 31, 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Jetoptera Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

April 24, 2025
To: Board of Directors of Jetoptera Inc.
Attn: Simina Farcasiu, CFO
Re: 2024-2023 Financial Statement Audit – Jetoptera Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Jetoptera Inc., which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Jetoptera Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jetoptera Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As discussed in Note 11 to the financial statements, during 2024, the Company identified an error related to the classification of its Crowd Notes. The Crowd Notes, acquired on April 13, 2020, were previously recorded as convertible notes payable. Management has determined that these instruments should have been classified as equity in accordance with the guidance in ASC 815-40, *Contracts in an Entity's Own Equity*. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jetoptera Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 24, 2025



Jetoptera Inc.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023 As restated
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,718,898	$ 559,802
Accounts receivable	895,000	1,995,000
Prepaid expenses	2,802	-
Money in escrow	-	5,409
Total Current Assets	2,616,700	2,560,211
Property and Equipment		
Machinery and equipment	18,202	18,202
Accumulated depreciation	(13,871)	(9,150)
Net Property and Equipment	4,331	9,052
Intangible Assets		
Developments and patents	3,333,655	2,284,391
Trademark	5,704	5,704
Accumulated amortization	(478,237)	(363,990)
Net Intangible Assets	2,861,122	1,926,105
Other Assets		
Due from a related party	100,000	100,000
Operating lease right-of-use asset, net	355,806	461,156
Deposits	15,000	15,000
Total Other Assets	470,806	576,156
Total Assets	$ 5,952,959	$ 5,071,524

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Audited)

	2024	2023 As restated
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 1,517,633	$ 1,171,658
Accrued expenses	36,291	47,424
Convertible notes payable	6,459,487	5,926,892
Operating lease liability, current	109,735	101,362
Deferred revenue	875,000	1,975,000
Total Current Liabilities	8,998,146	9,222,336
Long-Term Liabilities		
Lease liability, net of current portion	257,338	367,074
Total Long-Term Liabilities	257,338	367,074
Total Liabilities	9,255,484	9,589,410
Stockholders' Deficit		
Common stock, $0.0001 par value; 13,015,000 authorized; 6,313,628 and 5,902,292 issued and outstanding as of December 31, 2024 and 2023, respectively.	633	592
Preferred stock, $0.0001 par value; 5,500,000 authorized; 5,500,000 issued and outstanding as of December 31, 2024 and 2023.	550	550
Additional paid-in capital	11,433,153	6,967,238
Additional paid-in capital - stock options	1,156,094	1,150,642
Warrants outstanding	-	249,939
Crowd Notes	232,327	232,327
Accumulated deficit	(16,125,282)	(13,119,174)
Total Stockholders' Deficit	(3,302,525)	(4,517,886)
Total Liabilities and Stockholders' Deficit	$ 5,952,959	$ 5,071,524

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 1,283,898	$ 1,810,218
Cost of goods sold	(2,530,297)	(1,140,022)
Gross Profit	$ (1,246,399)	$ 670,196
Operating Expenses		
Salaries and wages	390,462	360,012
General and administrative	250,865	181,538
Rent	172,209	167,712
Depreciation and amortization	118,969	87,075
Insurance	112,331	111,383
Advertising and marketing	97,218	189,187
Professional services	65,354	137,537
Stock issuance costs	47,515	43,304
Research and development	30,925	225,375
Stock-based compensation	5,452	147,948
Production and equipment	319	95,310
Prototype expenses	317	18,086
Total Operating Expenses	1,291,936	1,764,467
Other Income (Expense)		
Other income	94,738	3,137
Taxes	(28,405)	(12,505)
Interest expense	(534,106)	(493,511)
Total other expense, net	(467,773)	(502,879)
Net Loss	$ (3,006,108)	$ (1,597,150)

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock Shares	Value	Preferred Stock Shares	Value	Additional Paid-in Capital	Additional Paid-in Capital - stock options	Warrants Outstanding	Crowd Notes	Accumulated Deficit	Total Stockholders' Deficit
Balance as of December 31, 2022	5,774,337	$ 578	5,500,000	$ 550	$ 5,656,286	$ 1,002,694	$ 249,939	$ -	$ (11,522,025)	$ (4,611,978)
Crowd notes	-	-	-	-	-	-	-	232,327		232,327
Balance as of December 31, 2022, as restated	5,774,337	$ 578	5,500,000	$ 550	$ 5,656,286	$ 1,002,694	$ 249,939	$ 232,327	$ (11,522,025)	$ (4,379,651)
Issuance of common stock	127,955	14	-	-	1,310,952	-	-		-	1,310,966
Stock based compensation	-	-	-	-	-	147,948	-		-	147,948
Net loss	-	-	-	-	-	-	-		(1,597,149)	(1,597,149)
Balance as of December 31, 2023	5,902,292	592	5,500,000	550	6,967,238	1,150,642	249,939	232,327	(13,119,174)	(4,517,886)
Issuance of common stock	410,354	41	-	-	4,205,979	-	-		-	4,206,020
Warrants - exercised	982	-	-	-	9,997	-	-	-	-	9,997
Warrants - expired	-	-	-	-	249,939	-	(249,939)	-	-	-
Stock-based compensation expense	-	-	-	-	-	5,452	-	-	-	5,452.00
Net loss	-	-	-	-	-	-	-	-	(3,006,108)	(3,006,108)
Balance as of December 31, 2024	6,313,628	$ 633	5,500,000	$ 550	$ 11,433,153	$ 1,156,094	$ -	$ 232,327	$ (16,125,282)	$ (3,302,525)

The accompanying notes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (3,006,108)	(1,597,150)
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation and amortization	118,969	87,075
Stock-based compensation expense	5,452	147,948
ROU asset and lease liability	3,987	7,281
Capitalization of interest in convertible notes	532,595	493,511
Changes in operating assets and liabilities:		
Accounts receivable	1,100,000	(1,683,770)
Prepaid expenses	(2,802)	-
Money in escrow	5,409	(3,401)
Deposits	-	(15,000)
Accounts payable	345,975	78,349
Accrued expenses	(11,134)	46,041
Deferred revenue	(1,100,000)	1,975,000
Net cash used in operating activities	(2,007,657)	(464,116)
Cash Flows from Investing Activities		
Purchases of machinery and equipment	-	(5,719)
Developments and patents	(1,049,264)	(616,146)
Net cash used in investing activities	(1,049,264)	(621,865)
Cash Flows from Financing Activities		
Issuance of common stock	4,206,020	1,310,966
Common stock warrants exercised	9,997	-
Net cash provided by financing activities	4,216,017	1,310,966
Net change in cash and cash equivalents	1,159,096	224,985
Cash and cash equivalents at beginning of year	559,802	334,817
Cash and cash equivalents at end of year	$ 1,718,898	$ 559,802
Supplemental information:		
Interest paid	$ -	$ -
Income taxes paid	$ 28,405	$ 12,505

The accompanying notes are an integral part of these financial statements.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Jetoptera, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

Since its inception, the Company has relied on contributions from owners and investors to fund its operations. As of December 31, 2024, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concerns about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recordings of depreciation and amortization, the collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and savings accounts.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Trade receivables are stated at the amount billed to the customer, and payments are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, applied to the earliest unpaid invoice. The Company routinely assesses the financial strength of its customers and believes its credit risk exposure is limited. Historically, the Company has not experienced significant write-downs in accounts receivable. As of December 31, 2024 and 2023, management considers accounts receivable fully collectible, and no allowance for credit losses has been recorded.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years. Depreciation expense for the years ended December 31, 2024 and 2023 were $4,721 and $3,634, respectively.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized in the Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts. No impairment charges were made as of December 31, 2024 and 2023.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. The Company did not have any impairment losses during 2024 and 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2024 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* (ASC 606), when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earned revenue primarily from Department of Defense (DOD) contracts. The Company executes research, development, and testing, and reports the results of the testing back to the DOD. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Thus, the project revenue for a specific contract may be recognized in piecemeal as each milestone within the agreement is reached and subsequently billed.

Cost of Goods Sold

Cost of goods sold consists primarily of costs related to production, prototype, shipping, delivery expenses paid to suppliers and contractors, and the salaries of internal employees whom directly worked on the revenue generating contracts. Because contracts are unique in offering and services, the cost of goods and services may differentiate from year to year.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

NOTE 3 – INTANGIBLE ASSETS

Intangible assets recognized include patents and corresponding legal expenses to secure the patents that the Company developed. In 2024 and 2023, the Company incurred $1,049,263 and $616,146 of costs in relation to legal expenses incurred in securing new patents.

As of December 31, 2024 and 2023, intangible assets consisted of the following:

	2024	2023
Capitalized patents	$ 2,625,762	$ 1,576,498
Capitalized development	707,893	707,893
Trademarks	5,704	5,704
Less: accumulated amortization	(478,237)	(363,990)
Total intangible assets	$ 2,861,122	$ 1,926,105

Amortization expense charged to operations for the years ended December 31, 2024 and 2023 totaled $114,248 and $83,441, respectively.

NOTE 4 – RELATED PARTIES TRANSACTIONS

From 2016 through 2018, the Company made multiple advances to Andrei Evulet, CEO, for a total of $100,000. The loans bear no interest rate. The loans originally held a maturity date of January 15, 2022 but was extended by mutual consent. The loans do not contain repayment schedules. As of December 31, 2024 and 2023, the outstanding loan balances was $100,000 for both years.

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

As of December 31, 2024, Mr. Denis Dancanet (Mr. Dancanet), the Company's Co-founder and Chairman of the Board of Directors, owned 767,598 common stock, representing 12.16% of the Company's total common stock issued and outstanding as of December 31, 2024, and 5,500,000 of the Company's preferred stock, representing 100% of the Company's total preferred stock issued and outstanding as of December 31, 2024. Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2024 and 2023, the aggregate principal amount and interest outstanding on these notes was $4,678,053 and $3,929,096, respectively.

As of December 31, 2024, Mr. Andrei Evulet (Mr. Evulet), Co-founder, owned 2,000,000 shares of the Company's common stock, representing 31.68% of the Company's total common stock issued and

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

outstanding as of December 31, 2024. In addition, the Evulet Family Irrevocable Trust, partly related to Mr. Evulet, owned 1,500,000 shares of the Company's common stock as of December 31, 2024.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

Between 2018 and 2020, the Company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's stockholders' equity securities.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Co-founder and Chief Financial Officer ("CFO") (See Note 4 - Related parties transactions) and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920. The note remain unpaid as of December 31, 2024.

The aggregate outstanding principal amount of these notes including capitalized interest was $6,459,487 and $5,926,892 as of December 31, 2024 and 2023. Interest has continued to accrue on these notes. Capitalized interest incurs when the company decides to roll forward the notes and amend the maturity dates, taking the interest that was accrued for that year and capitalizing such interest, and issue a new note with a principal balance that is original principal plus the interest accrued. As of December 31, 2024 and 2023, total interest expense was $534,106 and $493,511, respectively.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the year ended December 31, 2024, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Under the articles of incorporation, as amended on September 22, 2021, the Company is authorized to issue 18,515,000 shares. The total number of shares of common stock authorized to be issued is 13,015,000 shares at a par value $0.0001 per share. The total number of shares of Series A preferred stock authorized to be issued is 5,500,000 shares at a par value $0.0001 per share.

Common Stock

The Company raised funds of $4,215,976 and issued 411,336 shares of Common Stock in 2024. Of the 2024 funding, $3,400,019 was invested by a related party, Mr. Dancanet (see Note 4). As of December 31, 2024 and 2023, the Company had 6,313,628 and 5,902,292 shares of Common Stock outstanding, respectively.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

Series A Preferred Stock

As of December 31, 2024 and 2023, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A preferred stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock of the Company) on the common stock of the Company, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Company. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A preferred stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all such Series A preferred stock into common stock).

Stockholder's Equity Incentive Plans

The Company's Board of Directors adopted a stock option and purchase plan (the Plan) during 2017 and options granted under the Plan may be incentive stock options or non-statutory stock options. The Plan continues in effect for a term of 10 years unless terminated at an earlier date according to the Plan's provisions. The maximum aggregate number of shares that may be issued under the Plan is 1,105,263 shares, of which a maximum of 1,105,263 shares can be issued under the Plan pursuant to incentive stock options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant. If the common stock becomes a listed security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the Plan for any fiscal year of the Company is 552,632 Shares, provided that such limitation is 1,105,263 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance-based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2024, the total number of Incentive Stock Options granted under this plan was 138,417, of which 122,840 have an exercise price per share of $1.62 and 15,577 have an exercise price per share of $10.18. The Company recognized stock-based compensation expense in the amount of $5,452 and $147,948 for the years ended December 31, 2024 and 2023.

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation* (ASC 718). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Stockholders' Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the stockholders' equity instrument is charged directly to expense and credited to additional paid-in capital.

Additional Paid-In Capital – Warrants

As of December 31, 2023, Company has outstanding 24,552, warrants callable to shares of common stock. The warrants classified as equity are accounted for in accordance with ASC 815, *Derivatives and Hedging*, and ASC 480, *Distinguishing Liabilities from Equity*. These warrants, valued using the Black-Scholes model, are recognized as equity instruments, and any changes in fair value are not remeasured.

In 2024, the Company issued 982 shares of common stock upon the exercise of warrants. The remaining unexercised warrants expired as of December 31, 2024.

Crowd Notes

The Company acquired crowd notes amounting to $232,327 dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as qualified equity financing. As of December 31, 2024 and 2023, the Company's outstanding crowd notes amounted to $232,327 for both years.

NOTE 8 – LEASE

The Company has operating leases for two different office spaces. The leases have terms of 36 and 60 months. Leases with an initial term of 12 months or less are not recorded in the balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

In December 2022, the Company entered into a 60-month lease agreement for a new office space located in Edmonds, Washington. The Lease began on December 28, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 31, 2028.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024 by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2025	$ 126,694
2026	130,495
2027	134,410
2028	11,228
Total Future payments	**$ 402,827**
Less interest	(35,754)
Present value of lease liabilities	**$ 367,073**

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023
(AUDITED)

Weighted average Months remaining as of December 31, 2024:   49
Weighted average Interest rate   4.62%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

Research and Development – Spytek Aerospace Contracts

In October 2023, the Company entered into a contract with Spytek Aerospace for the development of a J-2000 VTOL engine at a total contracted price of $1,258,000, structured around various performance obligations. As of December 31, 2023, the Company had made an initial payment of $219,000 for the first completed performance obligation. In March 2024, the Company and Spytek mutually agreed to cease further development and payments under the contract. In May 2024, Spytek delivered an unfinished product, which the Company elected to fully write down.

Separately, in December 2023, the Company entered into a contract with Spytek for the development of two 250kW turbocompressors, with an agreement finalized on December 18, 2023. The contract included non-recurring engineering (NRE) payments totaling $810,000, payable in three tranches of $210,000, $270,000, and $270,000. Additionally, each turbocompressor was priced at $425,000, for a total of $850,000. By April 2024, the Company had made all three NRE payments, totaling $750,000. In late April 2024, the parties agreed to cancel the contract, and Spytek refunded $575,000 to the Company in May 2024.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – PRIOR PERIOD RESTATEMENT

During 2024, the Company identified an error in the classification of its Crowd Notes. The Company had previously recorded the Crowd Notes, acquired on April 13, 2020, for $232,327, as convertible notes payable. Management determined that these instruments should have been classified as equity, in accordance with ASC 815-40: Contracts on an Entity's Own Equity.

ASC 815-40 provides guidance that contracts settled in an entity's own equity, when meeting specific criteria, should be recorded as equity rather than as a financial liability. Since the Crowd Notes convert into equity securities upon certain conditions and do not require cash settlement, they qualify for equity classification. Accordingly, the Company has restated accompanying 2023 balance sheet and statement of changes in stockholders' equity to reclassify the Crowd Notes from convertible notes payable to Crowd Notes under Stockholders' deficit. This reclassification had no impact on net loss and cash flows for the year ended December 31, 2023.

NOTE 12 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 24, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.